tZERO SECURITIES, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 15c3-1, AND 15c3-3, and 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2025 AND FOR THE YEAR THEN ENDED INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

These financial statements should be treated as confidential in accordance with Rule 17a-5(e)(3).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65585

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: tZERO Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

525 Washington Blvd, Suite 300

(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Renata Clemente	917-515-1416	rclemente@tzero.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company

(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)
10/20/2003		457	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Renata Clemente_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of tZERO Securities LLC_____, as of December 31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Renata Clemente_

Title:
Principle Financial Officer

Notary Public

NOELIA NUNEZ SANTOS
Notary Public - State of New York
NO. 01NU0030056
Qualified in New York County
My Commission Expires Oct 23, 2028

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

tZERO SECURITIES, LLC
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND FOR THE YEAR THEN ENDED

CONTENTS





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of tZERO Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of tZERO Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of tZERO Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of tZERO Securities, LLC’s management. Our responsibility is to express an opinion on tZERO Securities, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to tZERO Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie
Salt Lake City, Utah
February 27, 2026

We have served as tZERO Securities, LLC’s auditor since 2024.

1785 West 2320 South, Salt Lake City, UT 84119 801-972-4800 HaynieCPAs.com

tZERO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

tZERO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	1,221,584
Segregated cash		3,935,908
Prepaid expense		26,993
Accounts Receivable		103,341
Due from affiliates		12,000
Other assets		7,347
TOTAL ASSETS	$	5,307,173

LIABILITIES AND MEMBER'S EQUITY

Accrued expense and other liabilities	$	156,501
Accounts payable		80,037
Due to customers		3,407,563
Due to affiliates		991,654
TOTAL LIABILITIES		4,635,755
Commitments and Contingencies (Note 6)		-
Member's Equity		671,418
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,307,173

The accompanying notes are an integral part of these financial statements

tZERO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1. ORGANIZATION

tZero Securities, LLC (the "Company", formerly known as tZERO ATS, LLC) is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an SEC and FINRA approved Alternative Trading System ("ATS"). The Company's ATS is used for trading tZERO Preferred (TZROP), Aspen Digital (ASPD), Curzio (CURZ), XY Labs (XYLB) and Energy Funders (ENFD) security tokens. The Company's principal place of business is Jersey City, New Jersey.

The Company is a single-member limited liability corporation wholly owned by tZERO Broker Services, LLC ("Parent"), which is wholly owned by tZERO Group, Inc. ("Ultimate Parent"). The Company is economically dependent on the Parent for funding, for the loss of this relationship could impact the Company's ability to continue operations. Management does not foresee any events that may result in the loss of this relationship or the ability to fund any deficit of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Beginning in 2024 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

Going Concern

The Company has incurred recurring losses from operations since inception and may require additional liquidity to support its operations. The Company's ultimate parent, tZERO Group, Inc., has historically provided financial support through capital contributions as needed.

Management has evaluated the Company's ability to continue as a going concern for a period of one year from the date the financial statements are issued. Based on the parent's demonstrated history of financial support and its intent and ability to continue providing such support, management believes the Company will have sufficient liquidity to meet its obligations as they come due and to maintain compliance with applicable regulatory capital requirements, including those of Financial Industry Regulatory Authority.

Operating Segments and Related Disclosures

We manage our company as one reportable operating segment, focused on Broker-Dealer services. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages our business. The Company's CODM is the Company's President.

Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at the entity level. The CODM assesses performance for the single operating segment and decides how to better allocate resources based on net income or other applicable benchmarks such as transaction volume or fee-based revenue, which are reported on the Statements of Income. The company's objective in making resource allocation decisions is to optimize financial results. The accounting policies of our financial segment are the same as those described in the summary of significant accounting policies herein.

For single reportable segment-level financial information, total assets, and significant non-cash transactions, see Financial Statements.

Cash

Cash consists of funds on deposit at financial institutions. Financial instruments that potentially subject the Company to concentration of credit risk consist of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2025, the Company had $962,153 in excess of the FDIC insured limit.

Segregated Cash

Segregated cash represents amounts segregated in accordance with Rule 15c3‐3 of the Securities Exchange Act of 1934. Under Rule 15c3‐3, a broker‐dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. As of December 31, 2025, the Corporation held $3,935,908 in segregated cash, of which $3,859,828 was held in a segregated reserve account for the exclusive benefit of customers, maintained in accordance with Rule 15c3-3, and $76,080 was held in escrow for investors.

Interest income

Interest income consists of interest earned from the Company's cash and segregated cash balances deposited at financial institutions.

Receivables and Credit Policy

Receivables are obligations due from the customers under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable and reviewed for delinquency.

Current Expected Credit Loss

The Company carries its receivables at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

The Company had no allowance for expected credit losses as of December 31, 2025. Collections of accounts receivable subsequent to the date of the statement of financial condition support the Company's determination that no allowance for expected credit losses was required as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring promised services to customers.

The Company identifies performance obligations in its contracts and recognizes revenue when those performance obligations are satisfied, either at a point in time or over time, depending on the nature of the services provided. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company's significant revenue streams and related revenue recognition policies are as follows:

Commission Revenue

The Company earns commission revenue by executing client trades. The Company charges customers (i) a commission of 1% for executions of buy and sell orders of securities priced equal to or greater than $3.00 per share and (ii) $0.03 per share for executions of securities priced less than $3.00 per share. The Company's performance obligation is satisfied upon execution of the trade. Accordingly, commission revenue is recognized on the trade date. Commission revenue is collected on the settlement date, and a receivable is recorded as of the trade date.

Due Diligence Fees

Prior to permitting a security to be quoted for trading on the Company's alternative trading system ("ATS"), the Company performs due diligence procedures to confirm that the securities were or will be validly issued, are eligible for resale, and may be traded in compliance with U.S. securities laws. Due diligence is refreshed on a semi-annual basis. Revenue from due diligence fees is recognized at the point in time when the due diligence review is completed, as this satisfies the Company's performance obligation.

Annual due diligence fees related to secondary offerings are recognized at a point in time on the program's anniversary date, when the Company completes the annual renewal and related diligence procedures.

Advisory and Consulting Revenue

The Company earns advisory and consulting revenue related to primary issuances and capital-raising activities. Revenue is recognized upon final fulfillment of the engagement terms. For advisory services contingent upon the successful completion of a capital raise, revenue is recognized upon the closing of the transaction, which represents satisfaction of the Company's performance obligation.

Clearing and Settlement Revenue

The Company earns clearing income for facilitating the clearance and settlement of financial transactions on its ATS platform. Revenue is recognized on the settlement date, when the Company's performance obligations as clearing broker are completed.

Custodial Advisory Revenue

The Company also earns advisory fee revenue related to custodial services performed pursuant to contractual arrangements. The Company's performance obligation consists of providing clearing and settlement services, and revenue is calculated based on reimbursement of actual costs incurred plus a fixed markup of 10%. Revenue is recognized over time as the services are provided.

For further information, please see Note 3, Revenue from Contracts with Customers.

Other Income

Other income consists of consulting revenue, and other miscellaneous income, which are recognized when the Company has satisfied its performance obligations.

Contract Assets and Contract Liabilities

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized and the Company has an unconditional prior to payment, and when the Company has an unconditional right to payment.

Contract assets represent revenue recognized for services performed for which the right to payment is conditional; the Company did not have any contract assets as of December 31, 2025.

The Company records a contract liability when consideration is received from customers prior to the satisfaction of the related performance obligations. There were no contract liabilities recognized as of December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period, including allowance for credit losses, litigation accruals and other estimates. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member limited liability company and is disregarded for federal and state income tax purposes. Accordingly, the Company does not file separate income tax returns, and its taxable income or loss is included in the income tax returns of its Ultimate Parent.

The Company is party to an expense-sharing agreement with its Ultimate Parent under which certain operating expenses are allocated and reimbursed. Amounts reimbursed under this agreement are recorded as operating expenses in the accompanying financial statements. The expense-sharing agreement does not constitute a tax-sharing or tax-allocation agreement. As a result, the Company does not record current or deferred income tax expense, income tax payable, or deferred tax assets or liabilities in its financial statements. For the year ended December 31, 2025, no provision for income taxes was recorded.

The Company accounts for uncertainty in income taxes in accordance with ASC Topic 740, Income Taxes. The Company has determined that there are no uncertain tax positions requiring recognition or disclosure in the financial statements as of December 31, 2025.

Due to Customers

These accounts represent the retail customer and issuing broker dealer cash balances custodied by the Company. Due to customer balances are reported on a trade date basis on the statement of financial condition and are due to be repaid to customers upon demand.

NOTE 3.   REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table provides a breakdown of the Company's revenue from contracts with customers by business line. Revenue from contracts with customers totaled $418,088 and excludes interest income of $202,666. A significant portion of total revenue is concentrated in two clients: tZERO Group (TZROP) at 40%, DASN at 21%.

Business line	Revenue classification	Year ended December 31, 2025
Secondary Offering	Commissions	$ 133,059
Secondary Offering	Due diligence income	75,000
Secondary Offering	Advisory income	89,761
Primary Issuance	Due diligence income	5,000
Primary Issuance	Other revenue	115,268
Total revenues		**$ 418,088**

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company is required to maintain minimum net capital equal to the greater of $250,000 or the minimum ratio requirement as defined in SEC Rule 15c3-1. On December 31, 2025, the Company had net capital of $521,737 which was $271,737 in excess of its required net capital. The Company's net capital ratio was 2.50 to 1 as of December 31, 2025.

NOTE 5.   RELATED PARTY AND AFFILIATED TRANSACTIONS

The Company previously entered into an expense sharing agreement with tZERO Technologies, LLC, a Delaware limited liability company and wholly owned subsidiary of the Ultimate Parent. For the year ended December 31, 2025, the Company paid and incurred technology related services, rent and managerial support to tZERO Technologies, LLC. The expense share amounts were determined by an allocation of technology related services and rent based on trade activity and number of users accessing the services. There were associated expenses of $1,486,873 for the year ended December 31, 2025, in data processing fees on the statement of operations, as of December 31, 2025, there was an associated payable of $372,455.

The Company previously entered into a service and expense sharing agreement with the Direct Parent. The expense share amounts were determined by an allocation of payroll & benefits for employees' time spent between the Direct Parent and the Company, as well as an allocation of office space and associated utilities between the Direct Parent and the Company. There were associated expenses of $1,937,347 in affiliate service and support fees, $223,570 in professional fees, $37,197 in occupancy, and equipment expenses, and $17,438 in data processing fees on the statement of operations for the year ended December 31, 2025, and as of December 31, 2025, there was an associated payable of $607,013 and a receivable of $12,000.

Occasionally, the Company conducts business with an affiliated entity under common ownership, tZERO Digital Asset Securities, resulting in associated expenses of $12,186, which remained payable as of December 31, 2025

The Company is a member and equity holder of Digital Asset Settlement Network, LLC ("DASN"), a joint venture established to operate a blockchain-based settlement platform for digital asset securities. The Company provides regulated brokerage, onboarding, and transaction processing services to DASN and its platform participants pursuant to contractual arrangements negotiated at arm's length among the venture participants. The business was launched on July 15, 2025, and the Company billed a total of $89,761 for services provided from the launch date through December 31, 2025. Revenue, which is presented as advisory income in the accompanying statement of operations, consists of reimbursement of actual costs incurred plus a fixed markup of 10%.

NOTE 6.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities requiring recognition or disclosure in the financial statements.

From time to time, the Company may be involved in legal and regulatory proceedings, including claims, suits, and complaints, arising in the ordinary course of business. Management evaluates such matters in consultation with legal counsel to determine the need for accrual or disclosure in accordance with applicable accounting guidance.

The Company can be party to certain legal and regulatory proceedings, including claims, suits and complaints, arising in the ordinary course of business. Based upon information currently available and the advice of counsel, the Company believes that there are no pending legal or regulatory matters that are probable or reasonably possible of resulting in a material adverse effect on the Company's financial position, results of operations, or cash flows as of December 31, 2025.

NOTE 7.   GUARANTEES AND INDEMNIFICATIONS

ASC Topic 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company had issued no guarantees effective as of December 31, 2025.

NOTE 8.   SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 27, 2026, the date these financials statements were available to be issued and has determined that there were no subsequent events requiring adjustment to or disclosure in the accompanying financial statements other than as stated below.

In connection with the expense sharing arrangement with tZERO Securities, LLC and tZERO Broker Services, LLC and tZERO Technologies, LLC, on February 18th the company made a payment of $991,654 to affiliates representing settlement of its outstanding intercompany balance as of Dec 31st. 2025.